Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on November 1, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

Outdoor Products Spinco Inc.*

(Exact name of Registrant as specified in its charter)

Delaware	88-3763984
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

177 Garden Dr. Bozeman, MT	59718 (Zip Code)
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code:

[                    ]

Copies to:

Vista Outdoor Inc. 1 Vista Way Anoka, MN 55303 (763) 433-1000 Attn: Dylan S. Ramsey, General Counsel and Corporate Secretary	Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000 Attn: Craig F. Arcella Nicholas A. Dorsey

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, par value $0.01	[ ]

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

*The registrant is currently named Outdoor Products Spinco Inc. The registrant plans to change its name prior to the effective date of this registration statement.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

Outdoor Products Spinco Inc.

Information Required in Registration Statement

Cross-Reference Sheet Between the Information Statement and Items of Form 10

This Registration Statement on Form 10 incorporates by reference information contained in our Information Statement filed as Exhibit 99.1 to this Form 10. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in the Information Statement.

Item No.	Caption	Location in Information Statement
1.	Business	See “Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Spin-Off,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Where You Can Find More Information”

1A.	Risk Factors	See “Summary,” “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”

2.	Financial Information	See “Summary,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Description of Our Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

3.	Properties	See “Business—Properties”

4.	Security Ownership of Certain Beneficial Owners and Management	See “Security Ownership of Certain Beneficial Owners and Management”

5.	Directors and Executive Officers	See “Management”

6.	Executive Compensation	See “Management” and “Executive Compensation”

7.	Certain Relationships and Related Transactions, and Director Independence	See “Risk Factors,” “Management” and “Certain Relationships and Related Party Transactions”

8.	Legal Proceedings	See “Business—Legal Proceedings”

9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	See “Summary,” “The Spin-Off,” “Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management” and “Description of Our Capital Stock”

10.	Recent Sales of Unregistered Securities	See “Description of Our Capital Stock”

11.	Description of Registrant’s Securities to be Registered	See “Description of Our Capital Stock”

12.	Indemnification of Directors and Officers	See “Description of Our Capital Stock” and “Certain Relationships and Related Party Transactions—Agreements with Vista Outdoor—Separation and Distribution Agreement”

13.	Financial Statements and Supplementary Data	See “Summary,” “Unaudited Pro Forma Combined Financial Statements” and “Index to Combined Financial Statements” and the Combined Financial Statements referenced therein

14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	None

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

15.	Financial Statements and Exhibits	(a) Combined Financial Statements See “Index to Combined Financial Statements” and the Combined Financial Statements referenced therein (b) Exhibits See below

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement between Vista Outdoor Inc. and Outdoor Products Spinco Inc.*

2.2	Stock Purchase Agreement, dated as of September 9, 2021, by and among Vista Outdoor Inc., the Seller Guarantors named therein, the Sellers named therein, WAWGD, Inc. (d/b/a Foresight Sports, Inc.), WAWGD NEWCO, Inc. and Fortis Advisors LLC, as Seller Representative

2.3	Share Purchase Agreement, dated as of June 30, 2022, by and among Fox Parent Holdings, LLC, Fox (Parent) Holdings, Inc., Vista Outdoor Operations LLC and Vista Outdoor Inc. (solely in its capacity as a guarantor)

2.4	Agreement and Plan of Merger, dated as of July 22, 2022, by and among Vista Outdoor Operations LLC, Trophy Merger Sub, LLC, Simms Fishing Products LLC, Shareholder Representative Services LLC, as the Equityholder Representative and Vista Outdoor Inc. (solely in its capacity as a guarantor)

3.1	Form of Amended and Restated Certificate of Incorporation of Outdoor Products Spinco Inc.*

3.2	Form of Amended and Restated Bylaws of Outdoor Products Spinco Inc.*

10.1	Form of Transition Services Agreement between Vista Outdoor Inc. and Outdoor Products Spinco Inc.*

10.2	Form of Tax Matters Agreement between Vista Outdoor Inc. and Outdoor Products Spinco Inc.*

10.3	Form of Employee Matters Agreement between Vista Outdoor Inc. and Outdoor Products Spinco Inc.*

21.1	List of subsidiaries of Outdoor Products Spinco Inc.*

99.1	Preliminary Information Statement of Outdoor Products Spinco Inc., subject to completion, dated November 1, 2022

99.2	Foresight Sports Consolidated Financial Statements for the period from January 1, 2021 to September 28, 2021

99.3	Fox Holdco, Inc. Consolidated Financial Statements for the year ended December 31, 2021 and the six months ended June 30, 2022

99.4	Form of Notice of Internet Availability of Information Statement Materials*

*	To be filed by amendment.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Outdoor Products Spinco Inc.

By
Name: Christopher T. Metz
Title: Chief Executive Officer

Dated: [                    ]